UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended March 31, 2005

AGL Resources Inc.
(Name of registered holding company)

Ten Peachtree Place
Atlanta, Georgia 30309
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas
Vice President and Controller
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309
404-584-4000

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	% of Voting Securities Held	Nature of Business (a)
AGL Resources Inc. (AGL Resources) (b)		11/27/1995	Georgia		RHC
AGL Investments, Inc. (AGLI) (b)		11/27/1995	Georgia	100%	IHC
Sequent, LLC (Sequent)	Gas	01/29/2001	Georgia	100%	IHC
Sequent Energy Management, LP (SEM)	Gas	06/29/2001	Georgia	1%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	1%	Inactive
Sequent Holdings, LLC	Gas	06/29/2001	Georgia	100%	IHC
SEM	Gas	06/29/2001	Georgia	99%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	99%	Inactive
Southeastern LNG, Inc. *	Gas	11/14/2000	Georgia	100%	(d)
Georgia Gas Company *	Gas	06/10/1968	Georgia	100%	Inactive
Pivotal Energy Services, Inc. *	Gas	08/24/2001	Georgia	100%	Inactive
Georgia Energy Company *	Gas	02/04/1981	Georgia	**	**
Pinnacle LNG, Inc. *	Gas	02/12/2003	Georgia	100%	Inactive
Pivotal Storage Inc. (PSI)	Gas	08/05/2004	Delaware	100%	(e)
Pivotal Jefferson Island Storage & Hub, LLC (PJISH)	Gas	08/05/2004	Delaware	100%	(e)
Georgia Natural Gas Company (GNG)	Gas	09/10/1996	Georgia	100%	(f)
SouthStar Energy Services, LLC (SouthStar)	Gas	07/13/1998	Delaware	50%	(g)
TES, Inc. *	Gas	10/15/1996	Georgia	**	**
Pivotal Propane of Virginia, Inc.	Gas	09/26/2003	Delaware	100%	(h)
Atlanta Gas Light Services, Inc. *	Gas	06/10/1968	Georgia	**	**
Georgia Natural Gas Services, Inc. *	Gas	09/24/1998	Georgia	**	**
AGL Peaking Services, Inc. *	Gas	11/21/1997	Georgia	100%	(i)
AGL Interstate Pipeline Company *	Gas	11/21/1997	Georgia	100%	Inactive
NUI Corporation*	Gas	02/03/2000	New Jersey	100%	Inactive
Pivotal Utility Holdings, Inc. (fka NUI Utilities, Inc.)	Gas	01/29/1969	New Jersey	100%	(j)
NUI Capital Corp.*		09/19/1961	Florida	100%	Inactive
Virginia Gas Company	Gas	04/19/2001	Virginia	100%	(k)
NUI Saltville Storage, Inc.	Gas	05/14/2001	Delaware	50%	(l)
NUI Storage, Inc.	Gas	07/25/2002	Delaware	100%	(l)

* This company was inactive during the reporting period ended March 31, 2005.
** Incorporated, but not organized, as of March 31, 2005.

(a)	The following acronyms are used in Item 1: RHC - registered holding company, IHC - intermediate holding company.

(b)	AGL Resources and AGLI are not reporting companies but are included in this Item 1 because they hold securities, directly or indirectly, in the gas-related companies as indicated.

(c)	SEM (Sequent Energy Management) is an asset optimization, producer services, and wholesale marketing and risk management subsidiary.

(d)
Through September 2003, Southeastern LNG, Inc. owned and operated a fleet of liquefied natural gas tankers. Southeastern LNG, Inc. sold its entire fleet of tankers in October 2003 and currently has no active operations.

(e)	Formed as intermediate holding companies for the acquisition of Jefferson Island Storage & Hub (JISH). AGL Resources acquired JISH on October 1, 2004.

(f)
GNG currently owns a non-controlling 70% financial interest in SouthStar and Piedmont Natural Gas Company, Inc. (“Piedmont”) owns the remaining 30%. Our 70% interest is non-controlling because all significant management decisions require approval by both owners. On March 29, 2004, AGL Resources executed an amended and restated partnership agreement with Piedmont. This amended and restated partnership agreement calls for SouthStar’s future earnings starting in 2004 to be allocated 75% to GNG and 25% to Piedmont. In addition, the partners executed a services agreement, which provides that AGL Services Company will provide and administer accounting, treasury, internal audit, human resources and information technology functions.

(g)	SouthStar is the largest retail marketer of natural gas in Georgia with a market share of approximately 36% and operates under the trade name Georgia Natural Gas.

(h)	Formed to construct a propane air facility in the VNG service area to serve VNG’s peaking needs.

(i)	AGL Peaking Services, Inc. (“AGL Peaking”) owns property formerly designated for a liquefied natural gas peaking facility, but has no active operations.

(j)
Pivotal Utility Holdings, Inc. (formerly known as NUI Utilities, Inc.) includes three primary operating divisions - Elizabethtown Gas, Elkton Gas Services and Florida City Gas, based in New Jersey, Maryland and Florida, respectively.

(k)
Virginia Gas Company includes the operations of Virginia Gas Pipeline, Virginia Gas Storage and Virginia Gas Distribution, and was acquired as part of AGL Resources’ acquisition of NUI Corporation and its subsidiaries in November 2004. On April 27, 2005, AGL Resources announced it had executed an agreement to sell its wholly owned interests in Virginia Gas Pipeline and Virginia Gas Storage, and its 50 percent interest in Saltville Gas Storage Company, LLC, an interstate storage facility also acquired as part of the NUI transaction, to Duke Energy Gas Transmission.

(l)
NUI Saltville Storage, Inc. and NUI Storage, Inc. also were acquired as part of AGL Resources’ acquisition of NUI Corporation and its subsidiaries in November 2004. AGL Resources owns 50% of the Saltville Gas Storage Company, LLC, while a subsidiary of Duke Energy (Duke Energy Gas Transmission) owns the remaining 50% interest. On April 27, 2005, AGL Resources announced it had executed an agreement to sell its 50% interest in Saltville Gas Storage Company, LLC to Duke Energy Gas Transmission. The sale is expected to close in the third quarter 2005.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

There were no reportable issuances of securities or capital contributions made by the reporting entities during the quarter ended March 31, 2005.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended March 31, 2005 (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged (b)	Indirect Costs Charged (b)	Cost of Capital (b)	Total Amount Billed (b)
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	$58	--	--	$58
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	52	--	--	52
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	43	--	--	43
SEM	AGL Networks, LLC	Gas procurement, scheduling and other	8	--	--	8
SEM	Atlanta Gas Light Company	Gas Transmission Storage Management	2,483	--	--	2,483
SEM	Chattanooga Gas Company	Gas Transmission Storage Management	1,809	--	--	1,809

(a)
All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

(b)
The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended March 31, 2005 (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services		Types of Services Rendered		Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM		Support (c	)	$493	$1,145	$33	$1,671
AGSC	GNG		Support (e	)	190	699	42	932
AGSC	Pivotal Propane of Virginia, Inc.		Support (d	)	113	8	--	122
AGSC	AGL Peaking		Support (d	)	--	2	--	2
AGSC	Pivotal Jefferson Island Storage & Hub, LLC		Support (d	)	28	73	(1)	99
AGSC	Virginia Gas Storage		Support (d	)	2	96	--	98
AGSC	Virginia Gas Pipeline		Support (d	)	6	351	--	356
AGSC	Virginia Gas Distribution		Support (d	)	2	40	--	42
AGSC	NUI Service, Inc. - New Jersey (Plumbing	)	Support (d	)	90	182	--	272
AGSC	NUI Service, Inc. - Florida (Plumbing	)	Support (d	)	4	--	--	4
AGSC	NUI Service, Inc. - Florida (Services	)	Support (d	)	40	252	--	292
AGSC	Pivotal Energy Services, Inc.		Support (d	)	26	--	--	26
AGSC	Virginia Gas Company		Support (d	)	53	(197)	--	(145)

(c) Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but is provided in the Company’s Form U-13-60 filing.
(d) Pivotal Propane of Virginia, Inc.; Pivotal Energy Services, Inc.; and AGL Peaking Services receive support services from AGSC. Detailed information with respect to these transactions is not provided in this report but is provided in the Company’s Form U-13-60 filing.
(e) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but is provided in the Company’s Form U-13-60 filing.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of March 31, 2005 (1)	$3,102,398		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	465,360		Line 2
Greater of $50 million or line 2		$465,360	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment		-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$465,360	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization (3)	$(72,997)
Southeastern LNG, Inc. (3)	(9)
Pivotal Energy Services, Inc.	46
GNG (includes SouthStar) (4)	46,778
Pivotal Propane of Virginia, Inc.	27,755
AGL Peaking	3,885
Jefferson Island	83,727
Saltville Storage	33,745
Pivotal Storage	-
Virginia Gas Storage	2,312
Virginia Gas Pipeline	30,565
Virginia Gas Company (3)	(8,170)
Virginia Gas Distribution (3)	(2,742)
NUI Service - Florida (Plumbing)	116
NUI Service - Florida (Services)	7,247
NUI Service - New Jersey (Plumbing) (3)	(489)
Total current aggregate investment		$151,769

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) Aggregate investment as of March 31, 2005 is negative because these entities have a net intercompany receivable.
(4) Through calendar 2003, AGL Resources accounted for its 70% non-controlling financial interest in SouthStar using the equity method of accounting. During the quarter ended March 31, 2004, AGL Resources adopted FIN 46R which resulted in the consolidation of SouthStar’s accounts with GNG’s accounts in AGL Resources’ condensed consolidated financial statements. AGL Resources recorded Piedmont’s portion of SouthStar’s capital as a minority interest on the condensed consolidated balance sheet in the amount of $30 million as of March 31, 2005.

ITEM 5 - OTHER INVESTMENTS

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1
Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; Pinnacle LNG, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution as of March 31, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 1.2	Balance Sheet of SouthStar as of March 31, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1
Income Statements for the Three Months Ended March 31, 2005 for Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months Ended March 31, 2005 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President and Controller

June 3, 2005

EXHIBIT INDEX

A Financial Statements

B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.